FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an announcement issued locally in Malta on 4 March 2013 by HSBC Bank Malta p.l.c., a 70.03% indirectly held subsidiary of HSBC Holdings plc.

HSBC BANK MALTA p.l.c.
2012 ANNUAL RESULTS

Review of Performance

· Profit before tax of €95m for the year ended 31 December 2012 - an increase of €7m, or 8%, compared with €88m in 2011.

· Profit attributable to shareholders of €62m for the year ended 31 December 2012 - up €4m, or 7%, compared with €58m in 2011, resulting in earnings per share of 21.1 cent, up 7%.

· Total assets of €5,886m at 31 December 2012, up €61m, or 1%, compared with 31 December 2011.

· Customer accounts were €4,517m at 31 December 2012, an increase of €114m, or 3%, compared with 31 December 2011.

· Return on equity for the year ended 31 December 2012 was 15.4%, compared with 15.7% in 2011.

· Cost efficiency ratio for the year ended 31 December 2012 improved to 48.7%, compared with 50.4% in 2011.

· Capital adequacy ratio of 12.4% at 31 December 2012, compared with 11.6% at 31 December 2011. Core tier 1 ratio of 8.3% at 31 December 2012 compared with 7.4% as at 31 December 2011.

Commentary
HSBC Bank Malta p.l.c. delivered a positive performance for the year ended 31 December 2012. Reported profit before tax of €95m increased by 8% or €7m over prior year. The main factors driving the improvement in profit before tax were a strong performance from the life insurance company reflecting a recovery in investment returns and available-for-sale gains as a result of the repositioning of the bond portfolio. These more than offset the impact of the non-recurring gains made in 2011 on the sale of the card acquiring business and the refinement in the methodology used to calculate the present value of in-force long-term insurance policies.

All the three main business lines, Retail Banking and Wealth Management, Commercial Banking and Global Banking and Markets, were profitable in 2012.

Net interest income increased by 3% to €133m compared with €129m in 2011. The increase reflected growth in mortgage lending from new business and improved balance sheet management returns.

Net fee and commission income fell to €30m in 2012 compared with €34m in 2011. Growth in fee income for payments and cash management was more than offset by lower card fees following the sale of the merchant card acquiring business in December 2011.

During 2012 there was a greater focus on strengthening the connectivity between Global Banking and Markets and Commercial Banking and as a result FX revenues grew by €1m or 11% year on year.

HSBC Life Insurance (Malta) Ltd reported a profit before tax of €18m compared with €11m in 2011 reflecting a recovery in investment returns. Underlying new business performance generation, particularly with respect to life-insurance protection, was encouraging.

Net other operating income of €3m compared with €24m in 2011. The gain on the sale of the card acquiring business in 2011 and one-offgain from a refinement in the methodology used to calculate the present value of in-force long-term insurance business were not repeated in 2012.

A net gain of €4m was reported on the disposal of available-for-sale securities compared to a net loss of €2m in 2011.

Operating expenses of €96m were €2m or 2% lower than the previous year. The fall in expenses was despite a €2m rise in amortisation costs, relating to the implementation of an IT system in 2011 and the costs associated with an early voluntary retirement programme incurred during the year. The bank has continued to simplify and de-layer the organisation and the positive benefits of this global HSBC initiative are becoming evident. The cost efficiency ratio improved from 50.4% to 48.7% in 2012.

Net impairments reduced from €8m to €6m in 2012. This was principally due to the non-recurrence of a €4m impairment taken on Greek government bonds held by the life insurance subsidiary in its available-for-sale bond portfolio in 2011. During 2012, following the Greek bonds restructuring programme all Greek debt exposure was sold and no Southern European country government debt is now held in this portfolio.

In a challenging economic environment loan impairments increased by €1m to €5m (14 basis points of the overall loan book). At a bank level, non-performing loans remained stable at 5% of gross loans and asset quality remains generally good.

Net loans and advances to customers increased by €10m to €3,354m. The bank's share of the mortgage market was stable. Despite a softening in loan demand in the challenging economic conditions gross new lending to customers amounted to €507m. This reflects the bank's continued support to the local economy.

Customer deposits rose by €114m during the year and stood at €4,517m at the year end reflecting an increase in both corporate and institutional deposits. The levels of retail deposits were marginally higher despite heightened competition for deposits.

The bank's available-for-sale investments portfolio remains well diversified and conservative.

The bank's liquidity position remains strong with an advances-to-deposits ratio of 74%, compared to 76% at 31 December 2011.

The bank strengthened its capital ratio to 12.4% which comfortably exceeds the 8.0% minimum regulatory requirement. The bank will maintain its conservative approach to capital, building capital where appropriate.

Mark Watkinson, Director and Chief Executive Officer of HSBC Bank Malta, said: "We have delivered another positive set of results that saw pre-tax profit increase by 8% with a return on equity of 15.4%. This performance was achieved in spite of the continued travails of the eurozone, a low interest rate environment, heightened competition and softer demand.

"The bank's capital and liquidity position remains strong.

"Despite all the current global and regional challenges, we have a clear strategy in place of assisting our customers and Malta to access broader global markets with faster growth, simplifying our business, improving the customer experience and driving greater organisational efficiency.

"Looking ahead, 2013 is likely to be another difficult year and while the Maltese economy has proved to be very resilient in times of crisis, we need to remain vigilant.

"I would like to take this opportunity to thank our staff, directors and shareholders for their commitment, hard work and support in 2012."

The Board is declaring a final gross dividend of 7.9 cent per share (5.1 cent net of tax). This will be paid on 27 April 2013 to shareholders who are on the bank's register of shareholders at 19 March 2013.

Income statements for the year 1 January 2012 to 31 December 2012

	Group		Bank
	2012	2011	2012	2011
	€000	€000	€000	€000
Interest and similar income
- on loans and advances, balances with Central Bank of Malta, Treasury Bills and other instruments	151,261	153,397	151,232	153,399
- on debt and other fixed income instruments	23,376	22,565	21,715	19,208
Interest expense	(41,537)	(46,703)	(41,897)	(47,053)
Net interest income	133,100	129,259	131,050	125,554

Fee and commission income	32,572	36,597	28,610	32,653
Fee and commission expense	(2,081)	(3,047)	(1,819)	(2,814)
Net fee and commission income	30,491	33,550	26,791	29,839

Dividend income	-	1	20,896	24,987
Trading profits	9,316	8,306	9,316	8,306
Net income/(expense) from insurance financial instruments designated at fair value	42,917	(6,455)	-	-
Net gains/(losses) on sale of available-for-sale financial investments	4,049	(2,107)	3,344	(2,113)
Net earned insurance premiums	67,284	64,459	-	-
Net other operating income	3,489	23,575	677	10,057
Total operating income	290,646	250,588	192,074	196,630

Net insurance claims incurred and movement in policyholders' liabilities	(92,970)	(55,723)	-	-
Net operating income	197,676	194,865	192,074	196,630

Employee compensation and benefits	(54,680)	(58,807)	(51,344)	(55,910)
General and administrative expenses	(34,951)	(33,333)	(32,855)	(31,011)
Depreciation	(4,059)	(5,200)	(4,052)	(5,196)
Amortisation	(2,566)	(860)	(2,541)	(815)
Net operating income before impairment charges and provisions	101,420	96,665	101,282	103,698
Net impairment	(5,638)	(8,250)	(5,638)	(4,103)
Net provisions for liabilities and other charges	(447)	(110)	(446)	(96)
Profit before tax	95,335	88,305	95,198	99,499
Tax expense	(33,733)	(30,738)	(33,642)	(32,940)
Profit for the year	61,602	57,567	61,556	66,559

Profit attributable to shareholders	61,602	57,567	61,556	66,559

Earnings per share	21.1c	19.7c	21.1c	22.8c

Statements of comprehensive income for the year 1 January 2012 to 31 December 2012

	Group		Bank
	2012	2011	2012	2011
	€000	€000	€000	€000

Profit attributable to shareholders	61,602	57,567	61,556	66,559

Other comprehensive income/(expense)
Available-for-sale investments:
- fair value gains	16,671	1,193	16,136	4,778
- fair value (gains)/losses transferred to profit or loss on disposal	(4,049)	2,107	(3,344)	2,113
- amounts transferred to profit or loss on impairment		4,179		-
- income taxes	(4,418)	(2,580)	(4,477)	(2,374)
Properties:
- revaluation	(4,022)	-	(4,022)	-
- income taxes	583	-	583	-
Other comprehensive income for the year, net of tax	4,765	4,899	4,876	4,517

Total comprehensive income for the year, net of tax	66,367	62,466	66,432	71,076

Statements of financial position at 31 December 2012
	Group		Bank
	2012	2011	2012	2011
	€000	€000	€000	€000
Assets
Balances with Central Bank of Malta, Treasury Bills and cash	106,991	233,388	106,990	233,387
Cheques in course of collection	7,211	22,685	7,211	22,685
Derivatives	17,615	17,136	17,615	17,856
Financial assets designated at fair value	454,591	370,080	-	-
Financial investments	987,471	936,830	962,721	883,747
Loans and advances to banks	681,352	637,956	678,765	637,903
Loans and advances to customers	3,354,413	3,344,290	3,354,413	3,344,290
Shares in subsidiary companies	-	-	35,707	35,707
Intangible assets	91,210	89,011	11,943	12,497
Property, plant and equipment	54,872	60,113	54,953	60,195
Investment property	14,471	14,598	11,660	11,663
Non-current assets held for sale	11,240	12,978	11,240	12,978
Current tax assets	6,134	-	2,727	-
Deferred tax assets	11,273	14,158	11,253	13,897
Other assets	46,509	31,209	8,982	8,606
Prepayments and accrued income	41,121	40,629	35,699	35,527
Total assets	5,886,474	5,825,061	5,311,879	5,330,938

Liabilities
Derivatives	17,857	17,810	18,172	17,810
Deposits by banks	258,611	389,170	258,611	389,170
Customer accounts	4,516,999	4,402,975	4,537,127	4,440,646
Current tax liabilities	24	4,287	-	3,351
Deferred tax liabilities	24,363	18,113	-	-
Liabilities to customers under investment contracts	17,254	16,920	-	-
Liabilities under insurance contracts issued	493,254	436,672	-	-
Other liabilities	29,222	38,145	24,395	33,925
Accruals and deferred income	33,559	36,045	32,143	35,218
Provisions for liabilities and other charges	7,493	11,251	7,423	11,031
Subordinated liabilities	87,240	87,208	87,987	87,933
Total liabilities	5,485,876	5,458,596	4,965,858	5,019,084
Equity
Called up share capital	87,552	87,552	87,552	87,552
Revaluation reserve	37,637	32,872	36,975	32,099
Retained earnings	275,409	246,041	221,494	192,203
Total equity	400,598	366,465	346,021	311,854
Total liabilities and equity	5,886,474	5,825,061	5,311,879	5,330,938

Memorandum items
Contingent liabilities	104,569	130,763	106,272	132,466
Commitments	1,073,831	1,118,779	1,081,194	1,118,779

The financial statements were approved and authorised for issue by the Board of Directors on 04 March 2013 and signed on its behalf by:

Albert Mizzi,Chairman                                                                                                                                   Mark Watkinson,Chief Executive Officer

Statements of changes in equity for the year 1 January 2012 to 31 December 2012

	Share capital	Revaluation reserve	Retained earnings	Total equity
Group	€000	€000	€000	€000
At 1 January 2012	87,552	32,872	246,041	366,465
Profit for the year	-	-	61,602	61,602
Other comprehensive income
Available-for-sale investments:
- fair value gains, net of tax	-	10,836	-	10,836
- fair value gains transferred to profit or loss on disposal, net of tax	-	(2,632)	-	(2,632)
Properties:
- revaluation of properties, net of tax	-	(3,439)	-	(3,439)
Total other comprehensive income	-	4,765	-	4,765
Total comprehensive income for the year	-	4,765	61,602	66,367
Transactions with owners, recorded directly in equity
Contributions by and distributions to owners:
- share-based payments	-	-	394	394
- dividends	-	-	(32,628)	(32,628)
Total contributions by and distributions to owners	-	-	(32,234)	(32,234)
At 31 December 2012	87,552	37,637	275,409	400,598

At 1 January 2011	87,552	28,674	217,604	333,830
Profit for the year	-	-	57,567	57,567
Other comprehensive income
Available-for-sale investments:
- fair value gains, net of tax	-	813	-	813
- fair value losses transferred to profit or loss on disposal, net of tax	-	1,370	-	1,370
- amounts transferred to profit or loss on impairment, net of tax	-	2,716	-	2,716
Properties:
- release of revaluation reserve on disposal, net of tax	-	(701)	701	-
Total other comprehensive income	-	4,198	701	4,899
Total comprehensive income for the year	-	4,198	58,268	62,466
Transactions with owners, recorded directly in equity
Contributions by and distributions to owners:
- share-based payments	-	-	331	331
- dividends	-	-	(30,162)	(30,162)
Total contributions by and distributions to owners	-	-	(29,831)	(29,831)
At 31 December 2011	87,552	32,872	246,041	366,465

Statements of changes in equity for the year 1 January 2012 to 31 December 2012

	Share capital	Revaluation reserve	Retained earnings	Total equity
Bank	€000	€000	€000	€000
At 1 January 2012	87,552	32,099	192,203	311,854
Profit for the year	-	-	61,556	61,556

Other comprehensive income
Available-for-sale investments:
- fair value gains, net of tax	-	10,489	-	10,489
- fair value gains transferred to profit or loss on disposal, net of tax	-	(2,174)	-	(2,174)
Properties:
- revaluation of properties, net of tax	-	(3,439)	-	(3,439)
Total other comprehensive income		4,876	-	4,876
Total comprehensive income for the year		4,876	61,556	66,432

Transactions with owners, recorded directly in equity
Contributions by and distributions to owners:
- share-based payments	-	-	363	363
- dividends	-	-	(32,628)	(32,628)
Total contributions by and distributions to owners	-	-	(32,265)	(32,265)
At 31 December 2012	87,552	36,975	221,494	346,021

At 1 January 2011	87,552	28,283	154,722	270,557

Profit for the year	-	-	66,559	66,559

Other comprehensive income
Available-for-sale investments:
- fair value gains, net of tax	-	3,143	-	3,143
- fair value losses transferred to profit or loss on disposal, net of tax	-	1,374	-	1,374
Properties:
- release of revaluation reserve on disposal, net of tax	-	(701)	701	-
Total other comprehensive income	-	3,816	701	4,517
Total comprehensive income for the year	-	3,816	67,260	71,076
Transactions with owners, recorded directly in equity
Contributions by and distributions to owners:
- share-based payments	-	-	383	383
- dividends	-	-	(30,162)	(30,162)
Total contributions by and distributions to owners	-	-	(29,779)	(29,779)
At 31 December 2011	87,552	32,099	192,203	311,854

Statements of cash flows for the year 1 January 2012 to 31 December 2012

	Group		Bank
	2012	2011	2012	2011
	€000	€000	€000	€000

Cash flows from/(used in) operating activities
Interest, commission and premium receipts	264,547	266,521	188,640	196,076
Interest, commission and claims payments	(91,318)	(76,988)	(45,336)	(49,450)
Payments to employees and suppliers	(94,419)	(83,774)	(88.953)	(77,701)
Operating profit before changes in operating assets/liabilities	78,810	105,759	54,351	68,925
(Increase)/decrease in operating assets:
Financial assets designated at fair value	(51,728)	(76,592)	-	-
Reserve deposit with Central Bank of Malta	43,305	(956)	43,305	(956)
Loans and advances to customers and banks	19,009	(63,014)	18,943	(63,013)
Treasury Bills	98,179	167,308	98,179	170,555
Other receivables	98	(13,582)	15,022	(15,965)
(Decrease)/increase in operating liabilities:
Customer accounts and deposits by banks	112,221	(59,710)	95,951	(76,971)
Other payables	(2,464)	3,212	(9,455)	7,325
Net cash from operating activities before tax	297,430	62,425	316,296	89,900
Tax paid	(39,076)	(32,653)	(33,736)	(25,597)
Net cash from operating activities	258,354	29,772	282,560	64,303
Cash flows from/(used in) investing activities
Dividends received	26	785	13,600	17,950
Interest received from financial investments	41,356	34,624	29,775	24,403
Purchase of financial investments	(375,638)	(599,079)	(375,638)	(599,079)
Proceeds from sale and maturity of financial investments	335,059	344,079	306,239	302,557
Purchase of property, plant and equipment, investment property and intangible assets	(6,133)	(9,031)	(6,046)	(8,986)
Proceeds on sale of property, plant and equipment and intangible assets	502	2,094	502	2,094
Proceeds on disposal of card acquiring business	-	11,075	-	11,075
Net cash flows used in investing activities	(4,828)	(215,453)	(31,568)	(249,986)
Cash flows used in financing activities
Dividends paid	(32,628)	(30,162)	(32,628)	(30,162)
Cash used in financing activities	(32,628)	(30,162)	(32,628)	(30,162)
Increase/(decrease) in cash and cash equivalents	220,898	(215,843)	218,364	(215,845)
Effect of exchange rate changes on cash and cash equivalents	(583)	17,485	(583)	17,485
Net increase/(decrease) in cash and cash equivalents	221,481	(233,328)	218,947	(233,330)
	220,898	(215,843)	218,364	(215,845)
Cash and cash equivalents at beginning of year	207,763	423,606	207,709	423,554
Cash and cash equivalents at end of year	428,661	207,763	426,073	207,709

Basis of preparation

The preliminary statement of annual results is published pursuant to Listing Rule 5.54 of the MFSA Listing Authority and Article 4 (2) (b) of the Prevention of Financial Markets Abuse (Disclosure and Notification) Regulations, 2005. Figures have been extracted from HSBC Bank Malta p.l.c.'s Annual Report and Accounts which have been audited by KPMG.

These financial statements have been prepared and presented in accordance with International Financial Reporting Standards as adopted by the EU.

HSBC Bank Malta p.l.c. is a member of the HSBC Group, whose ultimate parent company is HSBC Holdings plc the parent company of the HSBC Group headquartered in London. The Group serves customers worldwide from around 6,600 offices in 81 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,693bn at 31 December 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                         Date: 04 March 2013